

HEALTH MANAGEMENT ASSOCIATES, INC.

2004 ANNUAL REPORT



CONTENTS

2 Report to Shareholders

The Year in Review

20 Hospital Locations

21 Report of Management/
Forward Looking
Statements

24 Financial Review

Corporate Information

Directors and Officers

Health Management Associates, Inc. (NYSE: HMA) is a premier operator of acute care, non-urban hospitals located throughout the United States but primarily in the Southeast and Southwest. It focuses on non-urban America because many of those communities are underserved medically, have populations that are growing faster than the national average, and offer competitive advantages compared to major urban areas.

HMA is a turnaround specialist for non-urban hospitals. It acquires and then revitalizes hospitals in growing communities with populations of 30,000 to 400,000 that have a clear demographic need. Ideally, these hospitals are also located in states with Certificate of Need regulations, have an established physician base, and are available at reasonable prices.

HMA's strategy is to:

- Provide dynamic leadership
- Invest capital to bring hospital facilities and medical equipment up to the most modern standards
- Recruit physicians, including specialists, that expand their hospitals' breadth of services in response to community need
- Introduce proven hospital practices that improve the quality of care during a patient's stay and optimize the utilization of resources.

This strategy has proven extremely successful. Since 1991, HMA has acquired 44 hospitals, increasing its total hospital count, as of October 1, 2004, to 53 in 16 states and its licensed beds from 1,593 to 7,546. From 1991 through fiscal year-end 2004, HMA's revenues rose more than 13-fold to $3.2 billion from $245 million while net earnings increased nearly 27-fold to $325 million from $12 million.

At fiscal year-end 2004, HMA common stock was owned by approximately [illegible],400 shareholders of record, including several hundred institutional investors. More than 3.8 million shares were owned by HMA's employees in the 401(k) plan, which attests to the confidence HMA employees have in its management and the future of the company. HMA currently pays a quarterly dividend of four cents per common share.



Cover: HMA fosters relationships between physicians and patients, ultimately providing high quality health care close to home for non-urban communities.

FINANCIAL HIGHLIGHTS

(in thousands, except per share items)

Year ended September 30,	2004	2003	% Change
Operating Data			
Net patient service revenue	$ 3,205,885	$ 2,560,576	+25.2
Costs and expenses	2,673,689	2,097,499	+27.5
Income before income taxes	526,480	458,736	+14.8
Net income	325,099	283,424	+14.7
Net income per share:			
Basic	$1.34	$1.19	+12.6
Diluted	$1.32	$1.13	+16.8
Performance Data			
Return on revenue	10.1%	11.1%	
Return on average equity	18.0%	19.0%	

September 30,	2004	2003	% Change
Year-end Data			
Total assets	$ 3,507,288	$ 3,010,526	+16.5
Working capital	621,463	825,723	−24.7
Short-term debt	9,742	9,447	+ 3.1
Long-term debt	925,518	924,713	+ 0.1
Stockholders' equity	1,978,010	1,637,075	+20.8
Book value per common share	$8.12	$6.82	+19.1
Number of employees	28,000	24,000	+16.7

REPORT TO SHAREHOLDERS

Fiscal year 2004 marked HMA's 16th consecutive year of record-setting performance. Compared to fiscal year 2003, fiscal year 2004's net patient service revenue rose 25.2% to $3.2 billion. Net income increased 14.7% to $325 million, and earnings per share (diluted) advanced 16.8% to $1.32 from $1.13 the previous year.

Earnings and revenues would have been even higher, but for four hurricanes that swept through Florida, where we own and operate 14 hospitals. Although all HMA's Florida hospitals were affected by these storms, eight hospitals were directly impacted and their hospital services were disrupted for some time. The financial impact of these violent storms, which included significant costs incurred to keep our hospitals running, reduced net income by $9.5 million, or four cents a share in the fourth quarter — despite this, we achieved record earnings for the fiscal year.


Revenue
(in billions)
$1.58
$1.88
$2.26
$2.56
$3.21
'00
'01
'02
'03
'04
Net Income
(in millions)
$168
$195
$246
$283
$325
'00
'01
'02
'03
'04

Without question, the quality and consistency we apply to every facet of our hospital operations, together with the extraordinary efforts of our employees and medical staffs, remain the key ingredients that continue to produce record results for our shareholders.

Community Impact

Sadly, it took several powerful hurricanes to further illustrate the tremendous benefits HMA hospitals provide to the communities we serve. Many of these community benefits transcend health care delivery, and represent vital needs, particularly in times of stress.

Hurricane Charley devastated Punta Gorda, Florida in August 2004. At least one-third of the homes were destroyed or rendered uninhabitable. The delivery of water and electricity services was disrupted for days. Even our Charlotte Regional Medical Center was severely damaged and forced to suspend services for a week.

Our employees and medical staff responded to these disasters with tenacity and resolve. They transported dozens of patients to other hospitals that were out of harm's way, including one sister HMA hospital. HMA's recovery teams worked 24 hours a day, seven days a week to restore services and reopen our emergency department in 168 hours, and by the third week, our surgeons were once again performing open-heart surgery.

Even though many had lost their homes, our employees collected untold boxes of clothes, blankets, batteries, flashlights, food and water and distributed them to those in need.

This is the human face of HMA, and we want shareholders to know what valuable contributions HMA employees make in our communities.

Acquisitions

We acquired five hospitals on November 1, 2003, increasing our hospital total to then 52, and we extended our geographic reach into Missouri, making it the 16th state where we operate. Collectively, these hospitals increased our licensed beds to 7,464 from 6,479, a 15.2% increase in capacity. Each of these hospitals performed at or above expectations during fiscal year 2004, and we expect they will have a continuing beneficial impact on revenues and earnings going forward.

Strong Financial Position

At fiscal year-end 2004, our balance sheet remained the strongest in the industry. Our debt-to-equity ratio was the lowest in the industry, and current assets were nearly three times current liabilities. The acquisitions we purchased on November 1, 2003 were partially financed by our line of credit. Our cash flow from operations improved considerably during the year, and as a result, we repaid all $275 million borrowed under the line of credit by the end of the fiscal year. HMA's cash flow from operations allows us to internally fund a significant portion of our growth.

We are also better prepared to take advantage of opportunities as they present themselves. In May 2004, we renegotiated better terms and increased our line of credit. The entire $600 million line of credit is available,

providing us with substantial flexibility.

Certificates of Need

On September 29, 2004, Florida's First District Court of Appeals affirmed a previously issued Certificate of Need that permits us to build a 100-bed hospital in Naples (Collier County), FL, one of the fastest growing areas in Florida and the United States. The Court's final decision has paved the way for HMA to begin the delivery of high quality health care services to this underserved community.

HMA has also received preliminary Certificate of Need approval to build two additional hospitals in Florida. We are eager to begin serving the rapidly growing areas of central and southwest Florida with a new 60-bed hospital to be located in Oviedo and a new 80-bed hospital to be located in North Port.

Honors and Awards

We were named to Forbes Platinum 400 — "The Best Big Companies in America" — for the fifth consecutive year. This award is based on the financial performances of more than 1,000 publicly-traded companies with revenues in excess of $1 billion. Growth in revenues, earnings per share and return on capital for the past five years and the most recent year are compared among peers in 23 industries, and HMA was accorded the top rank in the hospital industry.

Our hospitals in Punta Gorda and Dade City, Florida, and Yakima, Washington, were ranked among the top 100 hospitals in the U.S. by Solucient, Inc., a national health care information company.

In addition, six HMA hospitals received the Joint Commission on Accreditation of Health Care Organizations' (JCAHO) Gold Seal of Approval™. These accreditations confirm the improvement in health care delivery we provide after we acquire a hospital.



William J. Schoen, Chairman, (left) and Joseph V. Vumbacco, President & CEO

Finally, the February 2004, issue of *Institutional Investor* magazine, named our Chief Financial Officer, Robert Farnham, to its inaugural list of "Best CFOs in America" for health care services.

Early Fiscal Year 2005

On the first day of fiscal year 2005, we acquired our first hospital of the new year, the 82-bed Chester County Hospital located in Chester, South Carolina. Chester is a growing non-urban community of 35,000 residents. Its location is approximately equidistant from Charlotte, North Carolina and Columbia, South Carolina.

On November 11, 2004 we signed a definitive agreement to acquire three non-urban hospitals from the Bon Secours Health System, the 312-bed Bon Secours Venice Hospital, located in Venice, Florida, the 212-bed Bon Secours St. Joseph's Hospital located in Port Charlotte, Florida and the 133-bed Bon Secours St. Mary's Hospital located in Norton, Virginia. Upon the expected completion of this transaction in the quarter ending March 31, 2005, we will have achieved our 2005 acquisition objective.

Dividend Increase

Citing both HMA's strong operational history over a long period of time and HMA's desire to provide shareholders with an additional opportunity for a return on their investment, in September 2004, the Board of Directors doubled HMA's quarterly cash dividend to four cents per common share payable November 29, 2004 to shareholders of record as of November 5, 2004.

Placing quality first remains the decisive factor behind HMA's sixteen consecutive years of growth.

Outlook

Fiscal year 2004 marked the fifth consecutive year in which our earnings per share have grown in excess of 15 percent. This growth reaffirms our acquisition strategy, solid operating base and the inherent strength of our markets.

We intend to remain focused on delivering high quality health care to non-urban markets throughout the United States by recruiting needed physicians, investing in better health care technology and improving the management of our resources. In doing so, we believe that continued improvements in our same-hospital operations and our disciplined approach to strategic acquisitions will continue to produce outstanding results for the communities we serve and for our shareholders.

Sincerely,

William J. Schoen,
Chairman

Joseph V. Vumbacco,
President and CEO

Naples, Florida
December 10, 2004


TURTLES
LIZARDS &
SNAKES

▲ HMA addresses the needs of the community through physician recruitment and new service additions, and as a result, patients welcome the convenience and comfort of receiving their health care locally rather than having to travel for needed services.

THE YEAR IN REVIEW

COMMITMENT TO QUALITY, INVESTMENTS IN OUR HOSPITALS, COMMUNITY BENEFITS

HMA's success during the past 27 years has been the direct result of one basic premise: the local delivery of high quality health care services close to home, in a community hospital. Ours is a decentralized management style with centralized financial controls, allowing local administrative teams to leverage their management expertise and focus on the physicians and patients they serve. Complementing these local leaders are the centralized technological and financial resources that are essential to expanding services and transforming hospitals into thriving medical centers. Exemplary scores from both internal quality measurement results and independent external reviews confirm HMA's continued commitment to quality. We will continue to strive to meet and exceed the expectations of our physicians and patients, which we believe is the truest definition of quality.

Hospital Operations
2004 compared with 2003

Consolidated revenues for the past year, which include the revenue of five hospitals acquired during the past fiscal year, surpassed the $3 billion level for the first time in HMA's history. Consolidated net revenue increased $645 million, or 25.2% to $3.2 billion compared with $2.6 billion for fiscal year 2003. Total admissions rose 21.9% to approximately 285,000 and adjusted admissions, which factor in outpatient visits, grew 23.5% to 462,000. Total patient days increased by more than 200,000 days or 19.3%, and emergency room (ER) visits witnessed a 15.7% increase.

Hospital operations for same-hospitals (those hospitals we have operated for at least 12 months) were also excellent. Net revenue at same hospitals increased $140 million, or 5.6%. By expanding services and improving quality, HMA is able to reduce the outmigration of patients seeking health care elsewhere. This reduction in outmigration resulted in a 2.0% growth in same hospital admissions, a 2.7% increase in a same hospital adjusted admissions, and a 4.6% increase in same hospital ER visits.

Physician recruitment increased 26% in 2004 compared to 2003. HMA recruits physicians to meet the growing needs of our communities.





Consistency is also evident throughout HMA. All HMA hospitals use the same proprietary management information system, the Pulse System™.


Total Emergency Room Visits
(in thousands)
557
645
813
914
1,135
'00
'01
'02
'03
'04
Total Patient Days
(in thousands)
792
881
1,000
1,080
1,288
'00
'01
'02
'03
'04

Fiscal year 2004's operations could have been even better were it not for an unprecedented hurricane season in the State of Florida. The landfall of four hurricanes during the fourth quarter disrupted services at HMA's Florida hospitals. Despite these disruptions, and as a direct result of the contributions of our dedicated physicians and employees, HMA reported record results for fiscal year 2004.

Market Forces

To understand our success and growth over the past quarter century, it is necessary to understand a basic truth in health care. Patients want the best comprehensive health care possible—and they want to get it close to home. When patients cannot get advanced medical services (including cardiac, orthopedic, or neurosurgical services, for example) at their local hospital, they leave their hometowns and travel to larger, urban hospitals for treatment. This situation is widely prevalent today in non-urban, small-town America. Many community hospitals are experiencing an eroding patient base, and when combined with rising operating costs and dwindling access to capital for needed renovation, equipment and physician recruiting, many non-urban hospitals are looking for alternatives to reverse these downward trends. Consequently, a significant acquisition market exists in non-urban America for HMA. In essence, while the market for health care grows virtually in lockstep with population and favorable demographic increases, the opportunity to provide medical services in a given geographic location depends primarily on what health care services have been available in that community.

HMA Markets

Certain non-urban communities hold significant promise for us. A typical community is served by an underperforming community hospital and has expanding populations of 30,000 to 400,000 residents, often with above average growth in the near-Medicare or Medicare age demographic. Seniors typically require substantially more health care than the general population. With our predominate focus on potential acquisitions being in the Southeastern and Southwestern United States, we have also broadened our focus to include other areas of the nation where these proven demographics are similar. Presently, we have identified approximately 300 communities that meet our non-urban criteria.

Acquisitions

Last year, we completed the largest transaction in the history of the company by acquiring five hospitals on November 1, 2003. This transaction added a total of 1,061 licensed beds and marked our first acquisition in Missouri. Each hospital is located in a non-urban community and has a proven need for additional health care services. They are:

- *Harton Regional Medical Center, Tullahoma, Tennessee.* It is a 137-bed acute care hospital with approximately 175 physicians on staff and serves a growing population of nearly 85,000 residents.
- *Seven Rivers Regional Medical Center, Crystal River, Florida.* It is a 128-bed acute-care hospital with approximately 135 physicians on staff and serves a non-urban area with a growing population of approximately 60,000.

▶ HMA's newest replacement hospital, Heart of Lancaster Regional Medical Center located in Lancaster, Pennsylvania, opened on August 1, 2004.





Women are primarily responsible for directing their family's health-care decisions. As such, women's services continue to play a major role in many HMA hospitals.



▲ HMA invests heavily in modern technology capable of more thorough exams and earlier detection of many diseases and injuries. As a result, patient care and outcomes improve.

• *Poplar Bluff Regional Medical Center, Poplar Bluff, Missouri.* It is a 423-bed, two campus acute care hospital with approximately 140 physicians on staff, and it has a primary service area of approximately 81,000 residents.

• *Twin Rivers Regional Medical Center, Kennett, Missouri.* It is a 116-bed acute care hospital with approximately 57 physicians on staff with a primary service area of approximately 40,000 residents.

• *University Medical Center, Lebanon, Tennessee.* It is a 257-bed, two campus, acute care hospital with approximately 165 physicians on staff and serves a growing population of approximately 105,000 residents.

Quality Drives Performance

HMA experienced outstanding growth last year, largely because it continued a long-standing corporate mandate to place quality ahead of all other considerations in operating its hospitals. HMA's commitment to quality is the surest way to revitalize underperforming hospitals, and our focus has been unfailing for the past quarter century. Our vision of quality goes far beyond the basics of investing in the finest equipment for our hospitals or ensuring only the best materials are used to build or remodel our hospitals. It pervades every aspect of our operations and includes many proprietary operating systems that materially enhance our physicians' and nurses' ability to deliver better care for our patients in a given day.

Successful health care delivery is driven locally. HMA utilizes a decentralized management style with centralized financial controls. Effective local leadership teams utilize a proprietary management information system to efficiently improve the quality of care.

The delivery of health care services is a local process, and the success of that local delivery is rooted in effective management and efficient systems. Many of HMA's signature programs have been designed to make the process of delivering health care easier for our physicians, which, in turn, creates a more pleasant experience for our patients. The implementation, much less the development, of these systems would be prohibitively expensive for many stand-alone non-urban hospitals, yet when leveraged across an increasing base of HMA hospitals, our systems are extremely cost effective.

Among the many systems we introduce are:

• *The Pulse System*™. This is our proprietary management information system. It provides our local hospital management teams with consistent information needed to improve the quality and efficiency of delivering health care. Included in this system are accounting, business office and certain clinical systems that bring order to a hospital's operations and promote efficient


Spring Hill
Regional
HOSPITAL

▲ Spring Hill Regional Hospital, Spring Hill, Florida

use of resources. *The Pulse System*™ is operational in each hospital on the day we complete an acquisition. This enables us to more quickly and thoroughly integrate each acquired hospital.

• *Nurse First.* This is a special program for ER patients, which ultimately can comprise approximately half of all hospital admissions. Hence, it is critically important that patients' first impressions are positive. Qualified nurses with extensive emergency medical expertise and a compassionate manner are given special training in ER duties. *Nurse First* helps reduce ER waiting times and determine which patients require more immediate attention.

• *ProMed.* This is a computer-accessed diagnostic tool that helps doctors assess a patient's condition, formulate a diagnosis and suggest a course of treatment. When combined with the *Nurse First* program, our hospitals have been able to meet and often exceed our internal goal of providing an emergency department encounter in two hours or less, which is 50 to 75 percent better than the national average of five to six hours. Several of our hospitals introduced a program last year that guarantees a wait time of no more than fifteen minutes before patients are seen and referred for diagnosis.

• *MedKey*™. This is a bar-coded identification card that our hospitals provide local residents, free of charge. The card contains relevant patient information that streamlines the admission and registration process, virtually eliminating the process of filling out forms, and, in certain instances, can help speed medical treatment. *MedKey*™ cards are increasing rapidly as we promote this program in each community where we acquire a hospital. At year-end, more than a million cards were in use.

Our commitment to quality also extends to the intangibles, such as long standing accounting standards that are applied consistently in each of our hospitals, thoroughness in evaluating acquisitions, lasting commitments to the communities we serve, and the care we take when recruiting our physicians, nurses and staff.

The effective combination of our local management expertise, centralized systems and quality initiatives has enabled HMA to quickly revitalize struggling hospitals in non-urban communities. These transformations are based on an HMA history of expanding employment and invigorating local economies as community perceptions improve and patient volumes increase. For us, delivering quality has proven to be the only way to operate.

Promises Kept

When we seek to acquire hospitals, the potential sellers have many legitimate concerns. Community leaders worry about loss of local control, the timeframe in which our promises to modernize their hospitals will occur, as well as delicate employment and staffing issues. In essence, they want to know how we plan to revitalize their hospitals without disrupting their communities.

Fortunately, we have a long track record of success, and we invite those concerned to consult with the community leaders and the hospital staffs of the hospitals we have previously acquired.

Two questions are invariably asked: "Did HMA live up to its promises?" and "Did the quality of health care improve following HMA's acquisition?" The answers to these questions have been extremely flattering.

▶ Central Mississippi Medical Center's (Jackson, MS) gamma knife is the only gamma knife in the state of Mississippi, and is capable of effective, non-invasive treatment of brain abnormalities.





Our ability to make acquisitions is also enhanced by our financial strength. Our offer to purchase or our promise to subsequently make considerable facility upgrades is not conditioned upon an ability to obtain financing. We have the necessary resources on hand, as well as a $600 million line of credit to immediately fulfill our commitments.

Decentralized Operations

Fears about the loss of local control quickly resolve themselves because of HMA's operating style, which is somewhat unique in the hospital industry. We complement a decentralized management approach with centralized financial controls. We expect and insist that the acquired hospital's local leadership — its Chief Executive Officer (CEO), Chief Financial Officer (CFO) and Chief Nursing Officer (CNO) — run their hospital's day-to-day operations. Additional resources and expertise are available from the corporate office, and communication among sister hospitals is encouraged to exchange "best practices."

We believe that hospital issues should be addressed locally. HMA's corporate staff numbers little more than 120 employees, while HMA's total employee count companywide exceeds 28,000. It is our belief that centralized management slows down the decision-making process and limits the entrepreneurial advantages of local leadership.

◀ **HMA's proprietary physician access system allows physicians to securely review their patients' in-hospital data and test results wherever a physician can access the Internet.**

Physician Recruiting

The most effective solution to reversing an eroding patient base is to meet the needs of the community by adding necessary medical services. This requires that we recruit physicians with specialties and sub-specialties currently unavailable at the acquired hospitals. Further, physician recruiting is also necessary to assist existing physicians with increasing patient volumes.

Consulting with community leaders and medical staff to determine what new and advanced medical specialties are needed for their communities is a must. Only then do we undertake recruiting the needed physicians.

This type of consultation is ongoing. It applies not only to recently acquired facilities, but also to our established hospitals.

As with everything we do, quality plays a very important role in physician recruiting. Without having state-of-the-art facilities and equipment, it would be very difficult to attract quality doctors, even with a documented need for the physician's services.

One of the most attractive benefits of joining the medical staff at an HMA hospital is that its modernized facilities enable these doctors to practice the kind of cutting-edge medicine for which they were trained.

Other positive factors include the opportunity to live and work in smaller communities with enjoyable standards of living and a more attractive practice environment when compared to larger urban markets.

Last year we recruited 26% more physicians to our hospitals than in the prior year. In the past five years, we have successfully recruited well over a thousand physicians. At year's end, the number of practicing physicians on staff at our hospitals was approximately 8,200.

Nursing Staff

We have been successful in managing the shortage of nurses and the high turnover rates that hospitals are facing today. We achieved a marked reduction in costly agency labor, improved our skill mix balance and built strong relationships by affiliating with local nursing schools. We also added innovative flexible scheduling programs and enhanced our CNOs' leadership skills. Our RN turnover rate is now approximately half the national average, while RN vacancy rates dropped to 9 percent from more than 12 percent a year ago.

These initiatives improved the workplace environment to such an extent that HMA hospitals have become the employer of choice in our markets for both entry-level nurses and seasoned professionals.

Excellent leadership leads to outstanding results, and HMA's CNOs took advantage of internal conferences to share "best practices" and improve their leadership skills. This interaction led to career advancement for some and the generation of extremely positive results. Recognizing the benefits of a clinical HMA background, five RNs were promoted to CEOs or Chief Operating Officers of our hospitals in fiscal year 2004, and many HMA CEOs spent some portion of their career in nursing.

Capital Expenditures

During fiscal year 2004, we invested $627 million to purchase hospitals, construct replacement hospitals, and upgrade facilities. An additional $91 million was invested to purchase state-of-the-art, advanced diagnostic and treatment equipment. Most of those capital expenditures were financed internally through cash flow generated from operations. In the case of



▲ Many community hospitals do not have access to the capital needed to invest in state-of-the-art equipment. HMA's financial resources allow our hospitals to invest in the necessary equipment for physicians to comprehensively serve our communities.

the five hospitals we acquired last year, we borrowed $275 million to complete that transaction and repaid all $275 million with internally generated cash flow before year's end.

Some of last year's major capital expenditures were as follows:

• *Carlisle Regional Medical Center, Carlisle, PA* — Broke ground for a new, $51 million, 151-bed hospital that will replace an aging facility HMA acquired in fiscal 2001. We also opened an 11,740 square foot, state-of-the-art outpatient rehabilitation center.

• *Central Mississippi Medical Center, Jackson, MS* — Purchased a new mammography unit that provides digital images that are combined with a computer-aided detection system called "R2 Image Checker™." It is the most advanced breast cancer diagnostic unit in all of Mississippi.

• *Charlotte Regional Medical Center, Punta Gorda, FL* — Purchased a $1 million Lightspeed computer tomography (CT) scan system. Its speed reduces diagnostic times considerably, and its enhanced images often eliminate the need for exploratory surgery.

• *Crawford Memorial Hospital, Van Buren, AR* — Doubled the size of its ER and immediate care clinic.

• *East Georgia Regional Medical Center, Statesboro, GA* — Purchased a 3-Dimensional ENT navigational system. It enables surgeons to see their instruments while performing delicate sinus surgery. It is the first such system available in the area.

• *Harton Regional Medical Center, Tullahoma, TN* — Announced a project to expand its critical care unit, especially for cardiac and neurosurgery patients.

• *Heart of Florida Regional Medical Center, Greater Haines City, FL* — Completed an $11 million expansion to include a 15-bed cardiac care unit, a 3-room endoscopy unit and a separate same-day surgical facility. We also installed a digital medical imaging system that replaces film. It provides a better image and improves workflow as images can be transmitted to monitors wherever the physician is located. We also opened a hyperbaric oxygen center to heal open wounds that do not respond to traditional medical treatment. This procedure is particularly effective for diabetics and patients with circulatory problems.

▶ **Spring Hill Regional Hospital's (Spring Hill, FL) neonatal intensive care unit provides critical access services to premature and at-risk infants.**


Equipment Capital Expenditures
(in millions)
$36
$47
$57
$71
$91
'00
'01
'02
'03
'04


Admissions
(in thousands)
162
187
216
235
285
'00
'01
'02
'03
'04

▶ **Oftentimes, specialty services like orthopedics are lacking at community hospitals. In conjunction with the local medical staff, HMA recruits specialty physicians to meet the community's needs and expand services.**

• *Jamestown Regional Medical Center, Jamestown, TN* — Added 16,000 square feet to its surgery facilities, including four surgery suites, a six-bed pre-operative area and a six-bed post-operative area. We also opened a new chemotherapy center, the first of its kind in the area.

• *Lake Norman Regional Medical Center, Mooresville, NC* — Opened a renovated surgery wing that includes additional space for endoscopic and cystoscopic procedures, as well as post anesthesia care.

• *Lee Regional Medical Center, Pennington Gap, VA* — Opened a cardiac catherization laboratory and acquired a mobile MRI unit to serve four counties immediately west of the Roanoke area.

• *Lehigh Regional Medical Center, Lehigh Acres, FL* — Equipped a three-room suite for patients suffering from sleep disorders.

• *Medical Center of Southeastern Oklahoma, Durant, OK* — Planned construction and renovation of a 6,700 square foot progressive care unit for patients needing extra care upon release from the hospital's intensive care unit.

• *Mesquite Community Hospital, Mesquite, TX* — Opened a new 14-bed psychiatric unit for geriatric patients. Currently expanding the emergency department by more than 18,000 square feet.

• *Natchez Community Hospital, Natchez, MS* — Expanded its ER facilities by 2,500 square feet.

• *Northwest Mississippi Regional Medical Center, Clarksdale, MS* — Invested $500,000 to renovate and expand a 13,000 square foot, 33-bed telemetry unit to monitor cardiac and other critical care patients.

• *Paul B. Hall Regional Medical Center, Paintsville, KY* — Set up a hyperbaric oxygen center similar to the unit we opened at our hospital in Greater Haines City, FL.

• *River Oaks Hospital, Flowood, MS* — Opened a new 14-bed short stay unit.

• *Riverview Regional Medical Center, Gadsden, AL* — Opened a new 10-bed chest pain center.

• *Sandhills Regional Medical Center, Hamlet, NC* — Installed a GE Lightspeed CT Scanner that provides multiple, wafer-thin images of a patient's anatomy in seconds.

• *Santa Rosa Medical Center, Milton, FL* — Opened an adjacent medical office building. Planned construction on an expanded physical rehabilitation center to treat recovering cardiac and pulmonary patients. We also opened a diagnostic and treatment center for sleep disorders.

• *Sebastian River Medical Center, Sebastian, FL* — Invested $3.1 million to renovate and equip a new and expanded ER facility.

• *Twin Rivers Regional Medical Center, Kennett, MO* — Opened a new gastrointestinal suite adjacent to its OR only 3 months after this hospital was acquired during fiscal 2004.

• *Walton Regional Medical Center, Monroe, GA* — Installed a state-of-the-art Phillips ICU/ Telemetry monitoring system and a new ultrasound unit for its Women's Center.

• *Yakima Regional Medical & Heart Center, Yakima, WA* — Began a 14,000 square foot expansion of the Emergency Department adding 21 telemetry-monitored beds. We also added a technologically advanced MRI unit, making it the only hospital-based unit in the area.

Added Services

In addition to brick and mortar renovations and new equipment purchases, our hospitals also added the following health care services last year:

• *Natchez Community Hospital, Natchez, MS and Riverview Regional Medical Center, Gadsden, AL* — Opened heartburn centers to treat acid reflux disease, which affects approximately 30 percent of the U.S. population and can be a precursor to stomach cancer.

• *Heart of Florida Regional Medical Center, Greater Haines City, FL* — Introduced minimally invasive SeedNet™ cyrogenic treatment procedure to freeze and destroy prostate cancer cells.

• *Rankin Medical Center, Brandon, MS* — Commenced a hospitalist program.

• *Santa Rosa Medical Center, Milton, FL and Walton Regional Medical Center, Monroe, GA* — The American Diabetes Association awarded "Recognition Status" to both hospitals' Diabetes Education Programs.

• *Sebastian River Medical Center, Sebastian, FL* — Introduced medical services to diagnose and treat Fabry's Disease, a debilitating illness



HMA's mission is to meet or exceed the expectations of our physicians and patients, which we believe is the truest definition of quality.

that strikes one in 40,000, usually males. This service illustrates our commitment to providing health care to our residents, despite the rarity of the disease.

Benchmarks of Quality

The Joint Commission on Accreditation of Health Care Organizations (JCAHO) is an independent, not-for-profit organization, established more than 50 years ago. JCAHO is governed by a board that includes physicians, nurses, and consumers. JCAHO sets the standards by which health care quality is measured in America and around the world. JCAHO evaluates the quality and safety of care for more than 15,000 health care organizations. To maintain and earn accreditation, organizations must have an extensive on-site review by a team of JCAHO health care professionals, at least once every three years. The purpose of the review is to evaluate the organization's performance in areas that affect patient care.

Last year, the JCAHO examined six HMA hospitals and awarded all of them the JCAHO Gold Seal of Approval™. All of HMA's hospitals are JCAHO accredited, and these accreditations confirm the improvements in health care delivery we provide after we acquire a hospital.

Patients' Appraisals

We also solicit our patients' thoughts regarding the quality of care they received in our hospitals. Upon discharge, each patient receives a detailed questionnaire that covers a wide variety of services, including (among other things) the admissions process, the time nurses spend with them, the response to their concerns, and the quality of food. Last year, our patients gave us an average score of 96 on a 100-point basis.

These opinion surveys become a routine quality check for every hospital. The slightest deviation is noted in a timely manner, and corrective action taken immediately. In fact, these appraisals are monitored more closely by senior management than any other statistical quality data provided.

Hospital Honors

The quality of our hospitals is also recognized by other health care organizations. Our Yakima Regional Medical & Heart Center in Yakima, Washington, was named one of the "Top Five" cardiac hospitals on the entire West Coast by *Money Magazine* last year. It based its award on the findings of the highly-respected HealthGrades, Inc., which provides health care patient outcome data for our industry.

Solucient, Inc, a prestigious national health care rating agency, named three HMA hospitals to its list of the "Top 100 Hospitals" in the U.S.—Florida's Pasco Regional Medical Center in Dade City received the recognition for general acute care hospitals and Charlotte Regional Medical Center in Punta Gorda, and Yakima Regional Medical & Heart Center in Yakima, Washington received this distinction for cardiac services.

Mid-America Transplant Services gave a special award to our Poplar Bluff Regional Medical Center in Poplar Bluff, Missouri, for its commitment to the field of organ and tissue donations. More than 600 individuals received donations last year, which enabled them to live quality lives.

▶ The State of Florida witnessed the landfall of four hurricanes during the summer of 2004. We are grateful for the generosity of those who donated relief supplies and for the dedication and sacrifice displayed by HMA's physicians and employees to treat the scores of storm battered victims who sought shelter at our hospitals.


SANTA ROSA
MEDICAL CENTER
Locklin
Education Center
→ Marketing &
Accounting

Community Benefits

It's a win-win proposition whenever HMA acquires a hospital.

- HMA's acquisitions can add significantly to a community's tax rolls as previously non-tax paying hospitals become tax payors under HMA's ownership.
- Apart from the change in tax status, HMA typically expands employment opportunities over the course of time and rejuvenates the local economic base through new physician recruitment and introduction of related health care businesses. Within several years, an HMA hospital often becomes one of the largest employers in the community.
- An HMA hospital's local board of directors no longer has to risk community funds to provide health care or make needed capital improvements. These resources are provided by HMA, which has significant resources and a track record of materially improving the health care quality of every hospital it has ever acquired.
- Even though ownership is transferred, HMA's decentralized approach and local board of directors helps ensure the hospital will remain a community hospital. The hospital's name retains a flavor of the local community and does not carry the HMA name or logo.
- Proceeds paid by HMA for the hospitals we purchase are used to establish community foundations that have funded local health care services, town centers, and various community projects.

Last year, the Indian River Chamber of Commerce named our Sebastian River Medical Center in Sebastian, Florida, its "Company of the Year." In recognition, the chamber of commerce cited Sebastian River Medical Center's local payroll of $20 million, a 20 percent increase in employees, a $1.8 million positive impact from taxes, $2.3 million provided for indigent care, $1.7 million in community purchases, and $2.5 million in capital improvements. Notice was also made of $85,000 received from charitable gifts, the involvement of more than 30 hospital staff and employees in community organizations and local boards, and the hospital's commitment to community health care education via health fairs, free medical screenings and support groups.

By no means is this hospital an exception. Every HMA hospital gives back generously to its community. Collectively, our hospitals raise several million dollars each year for various charities. For example, Midwest Regional Medical Center raised $54,000 in a single fundraising night for the American Heart Association.

Other examples of employee efforts are the delivery of meals to the elderly, participation in community health fairs, fun runs to raise money for local charities, bake sales, raffles, picnics, blood donation drives, and job fairs. In addition, countless numbers of physicians, nurses and staff gave generously of their time by coaching various youth teams and serving on various local civic and philanthropic organizations.

HMA's Florida hospitals witnessed devastation during the fourth quarter of fiscal year 2004 with the direct landfall of four hurricanes. Despite the destruction of their own personal property, HMA's physicians and employees worked tirelessly to protect our patients and treat the victims of these storms under very stressful conditions. In the wake of the storms, these same heroes led drives to gather hurricane relief supplies and then distribute them to those in need.

The delivery of high quality health care close to home will remain HMA's mission, and when combined with management expertise, proprietary information systems and strong financial resources, non-urban communities throughout the United States will continue to reap the benefits. ■

CORPORATE GOVERNANCE



► Board of Directors (left to right): Kent P. Dauten, William E. Mayberry, William J. Schoen, William C. Steere, Jr., Joseph V. Vumbacco, Randolph W. Westerfield, Donald E. Kiernan and Robert A. Knox.

Recognizing that effective corporate governance begins at the top, the Board of Directors and senior management continue to secure the confidence of our shareholders, customers and employees by strictly adhering to the principles and standards set forth under the Sarbanes-Oxley Act. HMA continues to build upon a long history of strong corporate governance and financial disclosure and integrity.

During fiscal year 2004, the Board and senior management began the process to conform to the requirements of Section 404 of the Sarbanes-Oxley legislation. This section closely examines a company's internal controls and the procedures set forth to ensure clear and effective financial reporting. HMA must be compliant with the requirements of Section 404 during its fiscal year ending September 30, 2005.

The Board meets at least four times a year, and delegates specific responsibilities to the following board committees: Audit Committee, Compensation Committee, Corporate Governance and Nominating Committee and an Executive Committee. In addition, the Board has adopted a Code of Business Conduct and Ethics to govern the conduct of all employees, officers and non-employee board members.

Audit Committee

The Audit Committee assists the Board in the oversight of the accounting and financial reporting processes, compliance program, internal control procedures and independent audits of HMA's financial statements. This committee is comprised of four independent Board members, with at least one of whom is deemed a financial expert, and is required to meet a minimum of four times a year. During fiscal year 2004, the audit committee met eight times.

Compensation Committee

The Compensation Committee has direct responsibility for reviewing and approving HMA's goals and objectives relevant to the compensation of the Chief Executive Officer and other executive officers, and the evaluation of these executives in light of those goals and objectives. This committee is comprised of three independent Board members and is required to meet a minimum of three times a year. During fiscal year 2004, the compensation committee met four times.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is charged with shaping HMA's corporate governance. In addition, this committee is charged with enhancing the quality of the Board by identifying and recommending qualified individuals to become directors. This committee is comprised of three independent Board members and is required to meet a minimum of three times a year. During fiscal year 2004, the corporate governance and nominating committee met four times.

Executive Committee

The Executive Committee is empowered to take actions and have such responsibilities as the Board may determine from time to time, except for matters that are the responsibilities of another committee. This committee is comprised of five Board members and will meet such number of times per year as the Board may determine.

Our philosophy is that HMA does not stand apart from society; we are an integral part of the communities we serve, and the collective policies and actions of each HMA hospital and employee must constantly seek to assure HMA's reputation by conducting business in a manner that is consistent with the highest ethical standards and in compliance with all applicable laws.

To obtain additional information pertaining to HMA's corporate governance, including Board committee charters, Corporate Governance Principles, and the Code of Business Conduct and Ethics, or to obtain information regarding communicating directly with the Board of Directors, interested parties and shareholders can visit the Corporate Governance Section of the Investor Relations area of HMA's website located at http://www.hma-corp.com. ■

Alabama
Riverview Regional Medical Center, Gadsden
Stringfellow Memorial Hospital, Anniston

Arkansas
Crawford Memorial Hospital, Van Buren
Southwest Regional Medical Center, Little Rock

Florida
Brooksville Regional Hospital, Brooksville
Charlotte Regional Medical Center, Punta Gorda
Fishermen's Hospital, Marathon
Heart of Florida Regional Medical Center, Greater Haines City
Highlands Regional Medical Center, Sebring
Lehigh Regional Medical Center, Lehigh Acres
Lower Keys Medical Center, Key West
Pasco Regional Medical Center, Dade City
SandyPines, Tequesta
Santa Rosa Medical Center, Milton
Sebastian River Medical Center, Sebastian
Seven Rivers Regional Medical Ctr., Crystal River
Spring Hill Regional Hospital, Spring Hill
University Behavioral Center, Orlando

Georgia
East Georgia Regional Medical Ctr., Statesboro
Walton Regional Medical Center, Monroe

Kentucky
Paul B. Hall Regional Medical Center, Paintsville

Mississippi
Biloxi Regional Medical Center, Biloxi
Central Mississippi Medical Center, Jackson
Madison Regional Medical Center, Canton
Natchez Community Hospital, Natchez
Northwest Mississippi Regional Medical Ctr., Clarksdale
Rankin Medical Center, Brandon
Riley Hospital, Meridian
River Oaks Hospital, Flowood
Woman's Hospital at River Oaks, Flowood

Missouri
Poplar Bluff Regional Medical Ctr., Poplar Bluff
Twin Rivers Regional Medical Center, Kennett

North Carolina
Davis Regional Medical Center, Statesville
Franklin Regional Medical Center, Louisburg
Lake Norman Regional Medical Ctr., Mooresville
Sandhills Regional Medical Center, Hamlet

Oklahoma
Medical Center of Southeastern Oklahoma, Durant
Midwest Regional Medical Center, Midwest City

Pennsylvania
Carlisle Regional Medical Center, Carlisle
Heart of Lancaster Regional Medical Center, Lancaster
Lancaster Regional Medical Center, Lancaster

South Carolina
Carolina Pines Regional Medical Ctr., Hartsville
Chester Regional Medical Center, Chester
Upstate Carolina Medical Center, Gaffney

Tennessee
Harton Regional Medical Center, Tullahoma
Jamestown Regional Medical Ctr., Jamestown
University Medical Center, Lebanon

Texas
Medical Center of Mesquite, Mesquite
Mesquite Community Hospital, Mesquite

Virginia
Lee Regional Medical Center, Pennington Gap

Washington
Toppenish Community Hospital, Toppenish
Yakima Regional Medical & Heart Center, Yakima

West Virginia
Williamson Memorial Hospital, Williamson


Washington (2)
West Virginia (1)
Pennsylvania (3)
Missouri (2)
Kentucky (1)
Virginia (1)
Oklahoma (2)
Arkansas (2)
Tennessee (3)
North Carolina (4)
South Carolina (3)
Mississippi (9)
Alabama (2)
Georgia (2)
Texas (2)
Florida (14)

To Our Shareholders and Other Interested Parties
Health Management Associates, Inc.

The management of Health Management Associates, Inc., (the "Company") is responsible for the preparation, presentation, and integrity of the consolidated financial statements and other information included in this annual report. The financial statements have been prepared by the Company in accordance with U.S. generally accepted accounting principles, and, as such, include amounts based on management's best estimates and judgements.

The financial statements have been audited by Ernst & Young LLP, independent registered public accounting firm. Their audits were made in accordance with the standards of the Public Company Accounting Oversight Board (United States) and included such reviews and tests of the Company's internal accounting controls as they considered necessary.

The Company maintains a system of internal accounting controls designed to provide reasonable assurance at reasonable cost that Company assets are protected against loss or unauthorized use and that transactions and events are properly recorded.

The Board of Directors, through its Audit Committee, comprised solely of independent directors who are not employees of the Company, meets with management and the independent registered public accounting firm to assure that each is properly discharging its respective responsibilities. The independent registered public accounting firm has free access to the Audit Committee, without management present, to discuss the results of their work and their assessment of the adequacy of internal accounting controls and the quality of financial reporting.

Forward Looking Statements

Certain statements contained in this report, including, without limitation, statements containing the words "believes," "anticipates," "intends," "expects" and words of similar import, constitute "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may include projections of revenues, income or loss, capital expenditures, capital structure, or other financial items, statements regarding the plans and objectives of management for future operations, statements of future economic performance, statements of the assumptions underlying or relating to any of the foregoing statements, and other statements which are other than statements of historical fact.

Statements made through this report are based on current estimates of future events, and the Company has no obligation to update or correct these estimates. Readers are cautioned that any such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially as a result of these various factors.



Joseph V. Vumbacco
President and Chief Executive Officer

October 29, 2004



Robert E. Farnham
Senior Vice President and
Chief Financial Officer

CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm 23

Consolidated Balance Sheets 24

Consolidated Statements of Income 25

Consolidated Statements of Stockholders' Equity 26

Consolidated Statements of Cash Flows 27

Notes to Consolidated Financial Statements 28

Board of Directors and Shareholders
Health Management Associates, Inc.

We have audited the accompanying consolidated balance sheets of Health Management Associates, Inc. as of September 30, 2004 and 2003, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended September 30, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Health Management Associates, Inc. at September 30, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 2004, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

Ernst & Young LLP
Certified Public Accountants

Tampa, Florida
October 29, 2004, except for
Note 13, as to which the date is November 30, 2004

CONSOLIDATED BALANCE SHEETS

(in thousands)

	September 30, 2004	September 30, 2003
Assets		
Current assets:		
Cash and cash equivalents	$ 112,946	$ 395,338
Accounts receivable, less allowances for doubtful accounts of $186,439 and $151,015 at September 30, 2004 and 2003, respectively	588,046	492,787
Accounts receivable – other	38,103	34,467
Supplies, at cost (first-in, first-out method)	78,927	65,342
Prepaid expenses and other assets	80,215	57,905
Restricted funds	16,852	17,470
Deferred income taxes	26,505	30,027
Total current assets	941,594	1,093,336
Property, plant and equipment:		
Land and improvements	116,489	94,141
Buildings and improvements	1,276,180	1,077,638
Leaseholds	132,184	116,327
Equipment	767,718	617,818
Construction in progress	81,630	77,227
	2,374,201	1,983,151
Less: accumulated depreciation and amortization	(681,500)	(555,436)
Net property, plant and equipment	1,692,701	1,427,715
Restricted funds	55,942	15,924
Excess of cost over acquired net assets, net	748,156	397,825
Deferred tax asset	22,142	31,039
Deferred charges and other assets	46,753	44,687
	$3,507,288	$3,010,526
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 140,695	$ 136,136
Accrued payroll and related taxes	62,119	48,560
Accrued expenses and other liabilities	91,538	58,051
Due to third party payors	9,573	10,019
Income taxes – currently payable	3,500	5,400
Deferred income taxes	2,964	—
Current maturities of long-term debt	9,742	9,447
Total current liabilities	320,131	267,613
Deferred income taxes	143,760	80,023
Other long-term liabilities	96,803	63,752
Long-term debt	925,518	924,713
Minority interests in consolidated entities	43,066	37,350
Stockholders' equity:		
Preferred stock, $.01 par value, 5,000 shares authorized	—	—
Common stock, Class A, $.01 par value, 750,000 shares authorized; 265,981 and 262,705 shares issued at September 30, 2004 and 2003, respectively	2,660	2,627
Additional paid-in-capital	445,270	399,782
Retained earnings	1,830,736	1,535,322
	2,278,666	1,937,731
Less: treasury stock, 22,500 shares at September 30, 2004 and 2003, respectively	(300,656)	(300,656)
Total stockholders' equity	1,978,010	1,637,075
	$3,507,288	$3,010,526

See accompanying notes.

CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share amounts)

	Year ended September 30,		
	2004	2003	2002
Net patient service revenue	$3,205,885	$2,560,576	$2,262,601
Costs and expenses:			
Salaries and benefits	1,259,859	989,075	874,729
Supplies and other	956,891	741,487	650,852
Provision for doubtful accounts	240,074	186,826	172,430
Depreciation and amortization	134,915	109,864	95,328
Rent expense	65,766	50,401	47,048
Interest, net	16,184	14,915	15,543
Writeoff of deferred financing costs	—	4,931	—
Total costs and expenses	2,673,689	2,097,499	1,855,930
Income before minority interests and income taxes	532,196	463,077	406,671
Minority interests in earnings of consolidated entities	5,716	4,341	1,009
Income before income taxes	526,480	458,736	405,662
Provision for income taxes	201,381	175,312	159,226
Net income	$ 325,099	$ 283,424	$ 246,436
Net income per share:			
Basic	$ 1.34	$ 1.19	$ 1.02
Diluted	$ 1.32	$ 1.13	$ .97
Dividends per share	$ .12	$ .08	$ —
Weighted average number of shares outstanding:			
Basic	242,725	239,086	241,298
Diluted	246,826	255,884	260,641

See accompanying notes.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(in thousands)

	Common Stock		Additional		
	Shares	Par Value	Paid-in Capital	Retained Earnings	Treasury Stock
Balance at September 30, 2001	258,074	$2,581	$340,192	$1,025,147	$(114,271)
Exercise of stock options and issuance of stock incentive plan shares	2,993	30	14,629	—	—
Income tax benefit from exercise of stock options and issuance of stock incentive plan shares	—	—	18,393	—	—
Purchase of treasury stock, at cost	—	—	—	—	(186,385)
Net income	—	—	—	246,436	—
Balance at September 30, 2002	261,067	2,611	373,214	1,271,583	(300,656)
Exercise of stock options and issuance of stock incentive plan shares	1,638	16	21,248	—	—
Income tax benefit from exercise of stock options and issuance of stock incentive plan shares	—	—	5,320	—	—
Dividends declared	—	—	—	(19,685)	—
Net income	—	—	—	283,424	—
Balance at September 30, 2003	262,705	2,627	399,782	1,535,322	(300,656)
Exercise of stock options and issuance of stock incentive plan shares	3,276	33	27,356	—	—
Income tax benefit from exercise of stock options and issuance of stock incentive plan shares	—	—	18,132	—	—
Dividends declared	—	—	—	(29,685)	—
Net income	—	—	—	325,099	—
Balance at September 30, 2004	265,981	$2,660	$445,270	$1,830,736	$(300,656)

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year ended September 30,		
	2004	2003	2002
Cash flows from operating activities:			
Net income	$ 325,099	$ 283,424	$ 246,436
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	134,915	109,864	95,328
Provision for doubtful accounts	240,074	186,826	172,430
Minority interest in earnings of consolidated entities	5,716	4,341	1,009
(Gain) loss on sale of fixed assets	(2,346)	(826)	62
Change in deferred income taxes	79,120	37,057	(8,585)
Writeoff of deferred financing costs	—	4,931	—
Changes in assets and liabilities, net of effects of acquisitions:			
Accounts receivable	(343,868)	(265,830)	(209,972)
Supplies	(6,783)	(3,973)	(4,656)
Prepaid expenses and other assets	(21,740)	(38,383)	479
Deferred charges and other assets	(4,628)	2,168	(1,035)
Accounts payable	212	5,666	29,746
Accrued expenses and other liabilities	3,208	(6,504)	7,915
Income taxes – currently payable	16,232	(509)	28,260
Other long-term liabilities	32,791	15,610	(3,281)
Net cash provided by operating activities	458,002	333,862	354,136
Cash flows from investing activities:			
Acquisition of facilities, net of cash acquired and purchase price adjustments	(517,944)	(126,477)	(300,179)
Additions to property, plant and equipment	(201,660)	(165,571)	(116,047)
Proceeds from sale of property, plant and equipment	10,304	1,260	41,074
Proceeds from sale of minority interests in consolidated entities	—	—	32,000
Net cash used in investing activities	(709,300)	(290,788)	(343,152)
Cash flows from financing activities:			
Proceeds from long-term borrowings	$ 288,936	$ 575,805	$ 479,314
Principal payments on debt	(288,230)	(318,318)	(263,482)
Increase in restricted funds	(39,400)	(29,316)	(395)
Purchase of treasury stock, at cost	—	—	(186,385)
Proceeds from issuance of common stock	27,389	21,264	14,659
Payment of interest on debentures	—	(1,222)	(1,222)
Payment of dividends	(19,789)	(19,685)	—
Net cash (used in) provided by financing activities	(31,094)	228,528	42,489
Net (decrease) increase in cash and cash equivalents	(282,392)	271,602	53,473
Cash and cash equivalents at beginning of year	395,338	123,736	70,263
Cash and cash equivalents at end of year	$ 112,946	$ 395,338	$ 123,736
Supplemental schedule of noncash investing and financing activities:			
Fair value of assets acquired (including cash)	$ 552,964	$ 132,419	$ 292,456
Consideration: Cash paid	516,785	119,136	291,435
Liabilities assumed	$ 36,179	$ 13,283	$ 1,021

See accompanying notes.

1. Business and summary of significant accounting policies

Health Management Associates, Inc. (the "Company"), through its subsidiary companies, substantially all of which are wholly-owned, provides health care services to patients in owned and leased facilities primarily in the southeast and southwest United States. The Company consistently applies the following significant accounting policies:

a. Principles of consolidation. The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are controlled by the Company through majority voting control. All significant intercompany accounts and transactions have been eliminated.

b. Cash equivalents. The Company considers all highly liquid investments purchased with a maturity of less than three months to be cash equivalents. The Company's cash equivalents consist principally of investment grade instruments.

c. Property, plant and equipment. Property, plant and equipment are carried at cost and include major expenditures which increase their values or extend their useful lives. Depreciation and amortization are computed using the straight-line method based on estimated useful lives. Estimated useful lives for buildings and improvements range from twenty to forty years and for equipment range from three to ten years. Leaseholds are amortized on a straight-line basis over the terms of the respective leases. Depreciation expense was $129.6 million, $105.0 million and $91.9 million for the years ended September 30, 2004, 2003 and 2002, respectively.

d. Excess of cost over acquired net assets, net and deferred charges and other assets. Prior to October 1, 2001, excess of cost over acquired net assets (goodwill) had been amortized on a straight-line basis over lives ranging from three to twenty-five years. As of October 1, 2001, the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142, Goodwill and Other Intangible Assets ("SFAS No. 142"). SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually in accordance with the provisions of SFAS No. 142. The transition provisions of SFAS No. 142 required the completion of a transitional impairment test within six months of adoption of SFAS No. 142. The Company tests goodwill annually for impairment. There was no goodwill impairment for the years ended September 30, 2004, 2003 or 2002.

Deferred charges and other assets consist principally of deferred financing costs and certain non-productive assets held for sale. The financing costs are being amortized over the life of the related debt. The accumulated amortization of deferred financing costs was $1.6 million and $2.5 million at September 30, 2004 and 2003, respectively.

Certain long-lived assets may become impaired, requiring a write down of the assets to their estimated fair values. The Company periodically reviews future cash flows related to these assets and, if necessary, will reduce such assets to their estimated fair values.

e. Use of estimates. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management of the Company to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

f. Net patient service revenue and cost of revenue. The Company recognizes gross patient service charges on the accrual basis in the period that services are rendered. Net patient service revenue represents gross patient service charges less provisions for contractual adjustments. Approximately 58%, 57% and 59% of gross patient service charges for the years ended September 30, 2004, 2003 and 2002, respectively, related to services rendered to patients covered by the Medicare and Medicaid programs. Payments for services rendered to patients covered by these programs are generally less than billed charges. Provisions for contractual adjustments are made to reduce the charges to these patients to estimated receipts based upon the programs' principles of payment/reimbursement (either prospectively determined or retrospectively determined costs). Final settlements under these programs are subject to administrative review and audit, and provision is currently made for adjustments which may result. Such adjustments were not material to the Company's operations for the years ended September 30, 2004, 2003, and 2002. Laws, rules and regulations governing the Medicare and Medicaid programs are extremely complex and subject to interpretation. As a result, there is a possibility that recorded estimates may change in the future. Revenues and receivables from government programs are significant to the Company's operations, but the Company does not believe that there are significant credit risks associated with these government programs.

The Company grants credit without collateral to its patients, most of whom are local to the area where the hospitals reside and are insured under third-party payor agreements. The Company does not charge interest on accounts receivable. The credit risk for non-government program concentrations of receivables is limited due to the large number of insurance companies and other payors that provide payments for services. Accounts receivable are reported net of an estimated allowance for uncollectible accounts in the accompanying consolidated financial statements.

Estimates for contractual allowances under managed care health plans are based primarily on the payment terms of contractual arrangements such as predetermined rates per diagnosis, per diem rates or discounted fee for service rates.

Net patient service revenue is presented net of provisions for contractual adjustments of approximately $7,456 million, $5,427 million and $4,121 million for the years ended September 30, 2004, 2003 and 2002, respectively, in the accompanying consolidated statements of income. In the ordinary course of business, the Company renders services in its facilities to patients who are financially unable to pay for their hospital care. Charges forgone, based on established rates, due to the provision of care to patients who were financially unable to pay amounted to approximately $421.2 million, $279.3 million and $172.9 million for the years ended September 30, 2004, 2003, and 2002, respectively.

The Company's presentation of costs and expenses does not differentiate between cost of revenues and non-cost of revenues because substantially all of the Company's costs and expenses are related to providing health care services. Furthermore, the Company believes that the natural classification of expenses is a more meaningful presentation of the Company's cost of doing business.

g. Accounts receivable and provision for doubtful accounts. The collection of receivables from third party payors and patients is the Company's primary source of cash and is critical to its operating performance. The primary collection risks relate to uninsured patient accounts and patient accounts for which the primary insurance payer has paid, but patient responsibility amounts (generally deductibles and co-payments) remain outstanding. Provisions for doubtful accounts are estimated based primarily upon the age of the patients' account, the patients' economic ability to pay and the effectiveness of collection efforts. Accounts receivable balances are routinely reviewed in conjunction with historical collection rates and other economic conditions which might ultimately affect the collectibility of patient accounts when considering the adequacy of the amounts recorded as allowances for doubtful accounts. Accounts receivable are written off after collection efforts have been followed in accordance with the Company's policies. Accounts written off as uncollectible are deducted from the allowance for uncollectible accounts while subsequent recoveries are netted against provision for doubtful accounts expense. Significant changes in payer mix, business office operations, economic conditions or trends in federal and state governmental health care coverage could affect the Company's collection of accounts receivable, cash flows and results of operations.

h. Professional liability insurance claims. Accruals for self-insured professional liability risks are determined using asserted and unasserted claims identified by the Company's incident reporting system and actuarially-determined estimates based both on industry and the Company's historical loss payment patterns and have been discounted to their present value using a discount rate of 4.5%. Although the ultimate settlement of these accruals may vary from these estimates, the Company believes that the amounts provided in the consolidated financial statements are adequate. If actual payments of claims exceed the Company's projected estimates of claims, the insurance accruals could be materially adversely affected.

i. Restricted funds. Restricted funds consist primarily of investments held on behalf of the Company's insurance subsidiary to be used to pay losses and loss expenses of the insurance subsidiary. The current and long-term classification of these funds is based on the projected timing of the corresponding professional liability claims payments. These funds are primarily invested in debt securities and are recorded at historical cost, which approximates fair market value in the accompanying balance sheets (see Note 9).

j. Minority interests in consolidated entities. The consolidated financial statements include all assets, liabilities, revenues and expenses of majority-owned, but less than 100% owned, entities controlled by the Company. Accordingly, the Company has recorded minority interests in the earnings and equity of such entities.

k. Income taxes. The Company accounts for income taxes under SFAS No. 109, Accounting for Income Taxes ("SFAS No. 109"). Deferred income tax assets and liabilities are determined based upon the difference between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and

1. Business and summary of significant accounting policies, continued

laws that will be in effect when the differences are expected to reverse (see Note 5). Management must make estimates in recording the Company's provision for income taxes, including determination of deferred tax assets and deferred tax liabilities and any valuation allowance that might be required against the deferred tax asset. Management believes that future income will enable the Company to realize these benefits in the future. Therefore, the Company has not recorded a valuation allowance against the deferred tax asset.

The Company operates in multiple states with varying tax laws. The Company is subject to both federal and state audits of tax returns. Management must make estimates to determine that tax reserves are adequate to cover any potential audit adjustments. Actual results of audits, if any, could vary from the estimates recorded by management.

l. Earnings per share. Earnings per share is based on the weighted average number of common and common equivalent shares (stock options and convertible debt) outstanding during the periods presented. (see Note 7)

m. Segment reporting. The Company's business of providing health care services to patients in owned and leased facilities comprises a single reportable operating segment under SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information.

n. Physician commitments. The Company has committed to provide certain financial assistance pursuant to recruiting agreements with various physicians practicing in the communities that the Company's various subsidiaries serve. In consideration for a physician relocating to one of its communities in need of the physician's services, the subsidiaries may advance money to the physician in order for such physician to establish his or her practice. Sums committed to be advanced equaled approximately $25.7 million and $13.3 million as of September 30, 2004 and 2003. The actual amount of such commitments is dependent upon the financial results of each physician's private practice during the commitment period, which generally does not exceed twelve months. The net amounts advanced under these recruiting agreements at the end of the commitment period are considered loans and are generally forgiven pro rata over a period of 36 months contingent upon the physician continuing to practice in the respective community. The Company expenses these advances on a straight-line basis as they are paid over the commitment period.

o. Stock compensation. The Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"). Under APB 25, since the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. As a result, pro forma disclosure of alternative fair value accounting is required under SFAS No. 123, Accounting for Stock-Based Compensation, utilizing an option valuation model.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information is as follows (in thousands, except per share data):

Year Ended September 30,	2004	2003	2002
Net income, as reported	$ 325,099	$ 283,424	$ 246,436
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(11,791)	(10,206)	(11,175)
Pro forma net income	$ 313,308	$ 273,218	$ 235,261
Pro forma earnings per share:			
Basic – as reported	$ 1.34	$ 1.19	$ 1.02
Basic – pro forma	$ 1.29	$ 1.14	$ .97
Diluted – as reported	$ 1.32	$ 1.13	$ .97
Diluted – pro forma	$ 1.28	$ 1.08	$ .91

The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for 2004, 2003 and 2002: (i) risk-free interest rate of 2.50%, 2.34%, and 4.60%; (ii) .4% dividend yield for 2004 and 2003, no dividends for 2002; (iii) volatility factor of the expected market price of the Company's common stock of .500, .529, and .536; (iv) and weighted-average expected lives of the options of 5 years. The weighted-average fair value of options granted in 2004, 2003, and 2002 was $10.13, $8.59, and $10.23, respectively.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

p. Recent accounting pronouncements. In November 2002, the Financial Accounting Standards Board (the "FASB") issued Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an Interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34* ("FIN 45"). FIN 45 elaborated on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of this interpretation are applicable, on a prospective basis, to guarantees issued or modified after December 31, 2002. The Company's adoption of FIN 45 did not have a material effect on its consolidated financial statements.

In January 2003, the FASB issued Interpretation No. 46, *Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51* ("FIN 46"). FIN 46 requires the consolidation of entities in which an enterprise absorbs a majority of the entity's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. FIN 46 also requires disclosure about variable interest entities that a company is not required to consolidate, but in which it has a significant variable interest. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003 and to existing entities in the first fiscal year or interim period ending after December 15, 2003. Certain of the disclosure requirements apply to all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The Company's adoption of FIN 46 did not have a material effect on its consolidated financial statements.

On January 1, 2003, the Company adopted SFAS No. 145 *Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections ("SFAS No.145"). SFAS No.145 rescinds SFAS No. 4 Reporting Gains and Losses From Extinguishment of Debt.*. SFAS No. 145 requires any gains or losses on extinguishment of debt that do not meet the criteria in Accounting Principles Board Opinion No. 30 *Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions* for classification as an extraordinary item shall be classified in income from operations. The Company incurred a writeoff of deferred financing costs related to the early extinguishment of debt in the fourth quarter of the year ended September 30, 2003. This writeoff of deferred financing costs loss was recorded in income from operations pursuant to the requirements of SFAS No. 145.

In December 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation—an amendment of FASB Statement No. 123 ("SFAS No. 148"). SFAS No. 148 amends SFAS No. 123, Accounting for Stock-Based Compensation* to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 is effective for annual and interim periods beginning after December 15, 2002. The Company has elected not to change to the fair value based method of accounting for stock-based employee compensation; therefore, the adoption of SFAS No. 148 did not have an impact on the Company's consolidated financial position or consolidated results of operations.

On September 30, 2004, the Emerging Issues Task Force ("EITF") affirmed its previous consensus regarding Issue 04-8, *The Effect of Contingently Convertible Debt on Diluted Earnings Per Share.* The guidance in this Issue requires that contingently convertible instruments be included in diluted earnings per share computations (if dilutive) regardless of whether the market price trigger has been met. The effective date of this consensus is for reporting periods ending after December 15, 2004. Retroactive restatement of earnings per share amounts is required for contingent convertible debt issuances that are outstanding at the effective date. See Note 3 – Long term debt, for a discussion of the Company's outstanding convertible debt issuances and Note 13 – Subsequent events, for a description of the actions taken by the Company to offset the potentially dilutive impact of this pronouncement.

1. Business and summary of significant accounting policies, continued

On December 15, 2003, the FASB issued an Exposure Draft, *Earnings Per Share, an Amendment of FASB Statement No. 128* (the "Amendment"). The proposed Amendment requires, in part, that for contracts that can be settled in either cash or shares, issuing entities should assume share settlement for purposes of computing diluted earnings per share. The FASB subsequently decided that retroactive restatement of earnings per share is not required for those contracts that are appropriately modified prior to the effective date of the Amendment. This Amendment is expected to be finalized by December 31, 2004 and will be effective for reporting periods ending after December 15, 2004. See Note 3 – Long term debt, for a discussion of the Company's outstanding convertible debt issuances and Note 13 – Subsequent events, for a description of the actions taken by the Company to offset the potentially dilutive impact of this pronouncement.

q. Reclassifications. Certain amounts have been reclassified in prior years to conform with the current year presentation.

2. Acquisitions and dispositions

Effective November 1, 2003, the Company acquired the following five hospitals:

- Seven Rivers Community Hospital, a 128-bed hospital located in Crystal River, Florida;
- Harton Regional Medical Center, a 137-bed hospital located in Tullahoma, Tennessee;
- University Medical Center, a two-campus 257-bed hospital located in Lebanon, Tennessee;
- Three Rivers Health Care, a two-campus 423-bed hospital located in Poplar Bluff, Missouri; and
- Twin Rivers Regional Medical Center, a 116-bed hospital located in Kennett, Missouri.

The Company also purchased one free-standing MRI facility in June 2004. The consideration for all of the hospitals and free-standing MRI facility totaled approximately $553.0 million, which consisted of approximately $516.8 million in cash and approximately $36.2 million in assumed liabilities. The Company used available cash and amounts borrowed under the Company's Credit Agreement to fund this transaction. Goodwill totaled approximately $338.9 million, all of which is expected to be deductible for tax purposes. The Company generally seeks to recover its cash investment in acquisitions in four years or less by increasing and expanding services provided and achieving significant improvement in the operating performance of the acquired facilities.

These acquisitions were made in furtherance of the Company's general acquisition strategy to acquire hospitals in rural and non-urban areas of 30,000 to 400,000 people in the southeastern and southwestern United States and included the Company's initial operations in the state of Missouri.

The above transactions were accounted for using the purchase method of accounting. The purchase price was allocated to the assets acquired and liabilities assumed based upon their respective estimated fair values at acquisition and is subject to change based upon available information and is subject to further refinement upon the receipt of final appraisals and the settlement of working capital accounts. After acquisition, the Company utilized the services of an independent property appraiser to determine the respective fair values of the properties purchased. The operating results of the hospitals and free-standing MRI facility acquired have been included in the accompanying consolidated statements of income from the date of acquisition. The following table summarizes the allocations of the aggregate transaction purchase price, including assumed liabilities and direct transaction costs for these transactions (in thousands):

Fair value of assets acquired, excluding cash:	
Other current assets	$ 9,355
Property, plant and equipment	204,683
Goodwill	338,926
Total assets acquired	$ 552,964
Total liabilities assumed	(36,179)
Net assets acquired	$ 516,785

During the year ended September 30, 2003, the Company acquired certain assets of four hospitals through purchase agreements aggregating $119.1 million in cash and the assumption of an aggregate $13.3 million in liabilities. During the year ended September 30, 2002, the Company acquired certain assets of two hospitals and

the stock of three hospitals through purchase agreements aggregating $226.2 million in cash and the assumption an aggregate $1.0 million in liabilities. These acquisitions were accounted for by the Company using the purchase method of accounting. The allocation of the purchase price was determined by the Company at acquisition based upon available information and was subject to further refinement.

As part of a group purchase of four hospitals during the year ended September 30, 2002, the Company acquired one acute care hospital and sold it on the same day for $40.0 million in cash.

The operating results of the above hospitals have been included in the accompanying consolidated statements of income from the date of each respective hospital's acquisition. The following unaudited pro forma combined summary of operations of the Company for each of the years in the three year period ended September 30, 2004 give effect to the operation of the hospitals purchased in the years ended September 30, 2004, 2003 and 2002 as if the acquisitions had occurred as of October 1, 2002, 2001 and 2000, respectively:

Year Ended September 30,	2004	2003	2002
	(in millions, except per share data)		
Net patient service revenue	$ 3,237.3	$ 2,700.7	$ 2,559.0
Net income	$ 329.8	$ 277.4	$ 242.2
Net income per share – Basic	$ 1.36	$ 1.16	$ .99
Net income per share – Diluted	$ 1.38	$ 1.10	$ .94

The changes in the carrying amount of goodwill are as follows (in thousands):

September 30,	2004	2003
Balance at beginning of the year	$ 397,825	$ 342,113
Goodwill acquired during the year	338,926	43,697
Impairment losses	—	—
Goodwill written off related to disposals	—	—
Adjustments to purchase price allocations	11,405	12,015
Balance at end of year	$ 748,156	$ 397,825

3. Long-term debt

The Company's long-term debt consists of the following (in thousands):

September 30,	2004	2003
Revolving Credit Agreements (a)	$ —	$ —
Zero-Coupon Convertible Senior Subordinated Notes due 2022 at 0.875%, net of discount of $46.3 million and $48.8 million at September 30, 2004 and 2003, respectively (b)	283,671	281,211
1.50% Convertible Senior Subordinated Notes due 2023 (b)	575,000	575,000
Mortgage notes, secured by real and personal property (c)	9,402	10,345
Various mortgage and installment notes and debentures, some secured by equipment, at interest rates ranging from prime plus 1% to 6%, payable through 2009	30,491	34,283
Industrial Revenue Bond Issue	4,220	4,770
Capitalized lease obligations (see Note 4)	32,476	28,551
	935,260	934,160
Less current maturities	9,742	9,447
	$ 925,518	$ 924,713

a. Revolving Credit Agreements. On May 14, 2004, the Company entered into a new credit agreement with a syndicate of banks. The new credit agreement expires on May 14, 2009 and replaced the Company's previous $450.0 million credit agreement, which was due to expire in accordance with its terms on November 30, 2004. The new credit agreement allows the Company to borrow, on a revolving, unsecured basis, up to $600.0 million (including standby letters of credit). The new credit agreement also requires the Company's subsidiaries (other than certain exempted subsidiaries) to guarantee its borrowings in the event the Company's credit rating falls

3. Long-term debt, continued

below certain thresholds. Under the new credit agreement, the Company can choose whether the interest charged on loans is based upon the prime rate or the LIBOR rate. The interest rate the Company pays includes a spread above the base rate the Company selects, which is subject to change in the event the Company's debt rating changes. The applicable interest rate under the new credit agreement at September 30, 2004 was 2.99%. On May 14, 2004, the Company borrowed $150.0 million under the new credit agreement to repay the amounts outstanding under the Company's former credit agreement upon its termination of such agreement. As of September 30, 2004, there were no amounts outstanding under the new credit agreement.

The Company also has a $15.0 million unsecured revolving credit commitment with a bank. The $15.0 million credit commitment is a working capital commitment which is tied to the Company's cash management system and renews annually on November 1. Currently, interest on any outstanding balance is payable monthly at a fluctuating rate not to exceed the bank's prime rate less .25%. The interest rate at September 30, 2004 and 2003 was 4.50% and 3.75%, respectively. As of September 30, 2004 and 2003, there were no amounts outstanding under this credit commitment.

The Company is obligated to pay certain commitment fees based upon amounts available for borrowing during the terms of the credit agreements described above.

The credit agreements described above contain covenants which, without prior consent of the banks, limit certain activities, including those relating to mergers, consolidations and the Company's ability to secure additional indebtedness, make guarantees, and grant security interests. The Company is also required to comply with certain financial covenants. Similar covenants were also contained in the Company's former credit agreement. At September 30, 2004 and 2003, the Company was in compliance with these covenants.

b. Subordinated Convertible Notes and Debentures. On August 16, 2000, the Company sold $488.8 million face value of Zero-Coupon Subordinated Convertible Debentures due 2020 (the "Debentures") for gross proceeds of $287.7 million. The Debentures were to mature on August 16, 2020, unless converted or redeemed earlier. The Debentures were convertible into the Company's common stock at a conversion rate of 29.5623 shares of common stock for each $1,000 principal amount of the Debentures. Interest on the Debentures was payable semiannually in arrears on August 16 and February 16 of each year at a rate of .25% per year on the principal amount at maturity. The rate of cash interest and accrual of original issue discount represented a yield to maturity of 3% per year calculated from August 16, 2000. The Company redeemed all of the Debentures on August 16, 2003 for $310.8 million in cash, the accreted value of the Debentures. A writeoff of $4.9 million for the unamortized, remaining deferred financing costs related to the Debenture issuance was recorded in the fourth quarter of fiscal 2003.

On January 28, 2002, the Company sold $330.0 million in face value of Zero-Coupon Convertible Senior Subordinated Notes due 2022 (the "2022 Notes") for gross proceeds of approximately $277.0 million. The 2022 Notes are the Company's general unsecured obligations and are subordinated in right of payment to the Company's existing and future senior indebtedness that is not, by its terms, expressly subordinated or equal in right of payment to the 2022 Notes. The 2023 Notes, discussed below, rank equally with the 2022 Notes. The 2022 Notes mature on January 28, 2022, unless converted or redeemed earlier. Upon the occurrence of certain events, the 2022 Notes are convertible into the Company's common stock at a conversion rate of 32.1644 shares of common stock for each $1,000 principal amount of the 2022 Notes (subject to adjustment in certain events). The equivalent number of shares associated with the conversion of the 2022 Notes become dilutive (and thus included in the Company's earnings per share calculation) when the Company's common stock trades at a level of $31.33 for at least 20 trading days of the 30 trading days prior to the conversion or when the 2022 Notes otherwise become convertible. The accrual of the original issue discount on the 2022 Notes represents a yield to maturity of 0.875% per year calculated from January 28, 2002, excluding any contingent interest which could be payable under the terms of the 2022 Notes.

Holders may require the Company to purchase all or a portion of their 2022 Notes on January 28, 2005, January 28, 2007, January 28, 2012 and January 28, 2017 for a purchase price per note of $862.07, $877.25, $916.40 and $957.29, respectively, plus accrued and unpaid interest to each purchase date. The Company is required to pay cash for all 2022 Notes so purchased on January 28, 2005. The Company may choose to pay the purchase price in cash or common stock or a combination of cash and common stock for purchases on or after January 28, 2007. In addition, if the Company undergoes certain types of fundamental changes on or before January 28, 2007, each holder may require the Company to purchase all or a portion of such holder's 2022 Notes. The Company may redeem all or a portion of the 2022 Notes at any time on or after January 28, 2007. The Company has reserved

approximately 10.6 million shares of common stock for issuance in the event the 2022 Notes are converted. To the extent holders of the 2022 Notes exercise their January 28, 2005, put option, the Company intends to use amounts available under its long term $600.0 million line of credit to purchase the 2022 Notes; therefore, the Company has not included this amount in current liabilities at September 30, 2004.

On July 29 and August 8, 2003, the Company sold an aggregate of $575.0 million in face value of 1.50% Convertible Senior Subordinated Notes due 2023 (the "2023 Notes"). The 2023 Notes were sold at their principal face amount, plus accrued interest from July 29, 2003. The sale of the 2023 Notes resulted in net proceeds to the Company of approximately $563.5 million. The Company used approximately $310.8 million of the proceeds to redeem all of its Debentures in August 2003. The 2023 Notes are general unsecured obligations and are subordinated in right of payment to the Company's existing and future senior indebtedness that is not expressly subordinated or equal in right of payment to the 2023 Notes. The 2022 Notes, which are discussed above, rank equally with the 2023 Notes. The 2023 Notes mature on August 1, 2023, unless they are converted or redeemed earlier. Upon the occurrence of certain events, the 2023 Notes become convertible into shares of the Company's common stock at a conversion rate of 36.5097 shares of common stock for each $1,000 principal amount of 2023 Notes converted (subject to adjustment in certain events). The equivalent number of shares associated with any conversion of the 2023 Notes will become dilutive (and thus included in the Company's earnings per share calculation) when the Company's common stock trades at a level of $36.097 for at least 20 out of 30 trading days prior to the conversion of the 2023 Notes or the 2023 Notes otherwise become convertible. Upon certain conditions, contingent interest could be paid by the Company.

Holders may require the Company to purchase all or a portion of their 2023 Notes on August 1, 2006, August 1, 2008, August 1, 2013 and August 1, 2018 for a purchase price per note equal to 100% of its principal face amount, plus accrued but unpaid interest. The Company is required to pay cash for all 2023 Notes so purchased on August 1, 2006. The Company may choose to pay the purchase price in cash or common stock or a combination of cash and common stock for purchases on or after August 1, 2008. In addition, if the Company undergoes certain types of fundamental changes on or before August 1, 2008, each holder of the 2023 Notes may require the Company to purchase all or a portion of such holder's 2023 Notes. The Company may choose to pay the purchase price in cash or common stock or a combination of cash and common stock. In addition, the Company may redeem all or a portion of the 2023 Notes at any time on or after August 5, 2008 for a redemption price per note equal to its principal face amount, plus accrued but unpaid interest. The Company may choose to pay the redemption price in cash or common stock or a combination of cash and common stock.

See Note 13 – Subsequent events, for a discussion of the Company's changes to its convertible debt issues.

c. Mortgage Notes. The Company had three mortgage notes outstanding at September 30, 2004 and 2003. The mortgage notes are secured by all the real and personal property related to certain Company facilities with an aggregate net book value of $21.6 million and $27.3 million at September 30, 2004 and 2003, respectively. The mortgage notes are payable in various installments with maturity dates ranging through 2007 and carry interest rates ranging from prime (4.75% and 4.0% at September 30, 2004 and 2003, respectively) to 11.5%.

As of September 30, 2004 and 2003, the quoted market price for the 2022 Notes was approximately $287.1 million and $293.7 million, respectively. As of September 30, 2004 and 2003, the quoted market price for the 2023 Notes was approximately $592.3 million and $603.8 million, respectively. The fair value of the other debt included above, based on available market information, approximates its carrying value.

Scheduled maturities of long-term debt and capital leases for the next five fiscal years and thereafter are as follows (in thousands):

2005	$ 9,742
2006	9,423
2007	18,150
2008	5,825
2009	5,008
Thereafter	$ 887,112

The Company paid interest of $13.4 million, $28.1 million, and $7.4 million for the years ended September 30, 2004, 2003 and 2002, respectively. Capitalized interest was $2.6 million and $.6 million for the year ended September 30, 2004 and 2003, respectively. There was no capitalized interest for the year ended September 30, 2002.

4. Leases

The Company leases real estate properties, equipment and vehicles under cancelable and non-cancelable leases. Future minimum operating and capital lease payments, including amounts relating to leased hospitals, were as follows at September 30, 2004 (in thousands):

	Operating			Capital	
September 30,	Real Property	Real Property Master Leases	Equipment	Real Property and Equipment	Total
2005	$ 15,216	$ 6,452	$ 25,296	$ 7,343	$ 54,307
2006	13,635	5,927	18,189	6,874	44,625
2007	12,837	5,683	11,194	5,317	35,031
2008	12,122	5,700	6,946	4,774	29,542
2009	10,609	5,741	3,446	3,672	23,468
Thereafter	38,408	41,352	258	31,708	111,726
Total minimum payments	$102,827	$ 70,855	$ 65,329	59,688	$ 298,699
Less amounts representing interest				(27,212)	
Present value of minimum lease payments				$ 32,476	

The Company entered into several real property master leases with certain non-affiliated entities in the ordinary course of business during the years ended September 30, 2004 and 2003. These leases are for buildings on or near hospital property that the Company subleases to third parties. Amounts received as rental income are offset against the expense. The Company has not engaged in any transaction with an unconsolidated entity that is reasonably likely to affect liquidity.

The following summarizes amounts related to assets leased by the Company under capital leases (in thousands):

September 30,	2004	2003
Cost	$ 89,466	$ 80,615
Less accumulated amortization	(24,977)	(21,674)
Net book value	$ 64,489	$ 58,941

The Company entered into capitalized leases for equipment of $5.0 million, $2.9 million and $5.9 million during the years ended September 30, 2004, 2003 and 2002, respectively.

5. Income taxes

The significant components of the provision for income taxes are as follows (in thousands):

Year ended September 30,	2004	2003	2002
Federal:			
Current	$ 106,279	$ 125,706	$ 144,017
Deferred	68,778	33,299	(11,322)
Total Federal	175,057	159,005	132,695
State:			
Current	15,982	12,548	28,794
Deferred	10,342	3,759	(2,263)
Total State	26,324	16,307	26,531
Total	$ 201,381	$ 175,312	$ 159,226

An analysis of the Company's effective income tax rates is as follows:

Year ended September 30,	2004		2003		2002	
	Amount	Percent	Amount	Percent	Amount	Percent
Statutory income tax rate	$ 186,268	35.0%	$ 162,077	35.0%	$ 142,335	35.0%
State income taxes, net of Federal benefit	17,296	3.3	16,208	3.5	15,860	3.9
Other items (each less than 5% of computed tax)	(2,183)	(0.4)	(2,973)	(0.6)	1,031	0.3
Total	$ 201,381	37.9%	$ 175,312	37.9%	$ 159,226	39.2%

The tax effects of temporary differences that give rise to significant portions of the Federal and state deferred income tax assets and liabilities are comprised of the following (in thousands):

September 30,	2004	2003
Deferred income tax assets:		
Allowance for doubtful accounts	$ —	$ 22,152
Accrued liabilities	27,583	20,547
Self insurance liability risks	18,139	14,547
Other	2,925	3,820
	48,647	61,066
Less: Valuation allowance	—	—
Net deferred income tax assets	48,647	61,066
Deferred income tax liabilities:		
Depreciable assets	(79,217)	(50,356)
Allowance for doubtful accounts	(2,964)	—
Goodwill	(34,444)	(16,319)
Convertible notes and debentures	(29,926)	(8,096)
Accrued liabilities and other	(173)	(5,252)
Net deferred income tax liability	$ (98,077)	$ (18,957)

SFAS No. 109 requires a valuation allowance to reduce the deferred tax assets reported if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. After consideration of all the evidence, both positive and negative, management has determined that a valuation allowance is not necessary as of September 30, 2004 and 2003, respectively.

Income taxes paid (net of refunds) amounted to $127.2 million, $174.7 million, and $139.7 million for the years ended September 30, 2004, 2003 and 2002, respectively.

6. Retirement plans

The Company has a defined contribution retirement plan which covers substantially all eligible employees at its hospitals and the Company's corporate office. This plan includes a provision for the Company to match a portion of employee contributions. Total retirement program expense under this plan was $9.1 million, $6.7 million and $6.0 million for the years ended September 30, 2004, 2003 and 2002, respectively.

In addition, the Company maintains a supplemental retirement plan for certain Company executives which provides for predetermined annual payments to these executives after the attainment of age 62, if still employed by the Company at that time. These payments generally continue for the remainder of the executive's life.

7. Earnings per share

The following table sets forth the computation of basic and diluted earnings per share (in thousands, except per share data):

Year ended September 30,	2004	2003	2002
Numerator:			
Numerator for basic earnings per share - net income	$ 325,099	$ 283,424	$ 246,436
Effect of interest expense on convertible debt	—	4,900	5,419
Numerator for diluted earnings per share	$ 325,099	$ 288,324	$ 251,855
Denominator:			
Denominator for basic earnings per share - weighted average shares	242,725	239,086	241,298
Effect of dilutive securities:			
Stock options	4,101	4,131	4,894
Convertible debt	—	12,667	14,449
Denominator for diluted earnings per share	246,826	255,884	260,641
Basic earnings per share	$ 1.34	$ 1.19	$ 1.02
Diluted earnings per share	$ 1.32	$ 1.13	$ .97

Outstanding options to purchase 2.1 million, 2.7 million, and 2.8 million shares of the Company's common stock were not included in the computation of earnings per share for the years ended September 30, 2004, 2003, and 2002, respectively, because the options' exercise prices were greater than the average market price of the Company's common stock.

8. Stockholders' equity

The Company has a 1991 Stock Option Plan, a 1993 Stock Option Plan and a 1996 Executive Incentive Compensation Plan for the granting of options to its key employees to purchase common stock. All options granted have 10 year terms and vest and become fully exercisable at the end of either 3 or 4 years of continued employment.

Pertinent information covering the plans is summarized below:

	Shares (in thousands)	Price Range	Weighted Average Price
Balance at September 30, 2001	20,578	$ 2.07 - $21.63	$ 11.59
Granted	1,808	19.10 - 19.95	19.93
Exercised	(2,847)	2.07 - 19.63	4.41
Terminated	(320)	8.25 - 21.63	18.17
Balance at September 30, 2002	19,219	2.07 - 21.63	13.33
Granted	2,023	- 18.56	18.56
Exercised	(1,490)	2.07 - 21.63	12.22
Terminated	(417)	12.13 - 21.63	17.77
Balance at September 30, 2003	19,335	4.49 - 21.63	13.89
Granted	2,126	22.77	22.77
Exercised	(3,026)	4.49 - 21.63	8.27
Terminated	(186)	12.13 - 22.77	19.63
Balance at September 30, 2004	18,249	$ 5.16 - $22.77	$ 15.88

Stock options exercisable at September 30, 2004, 2003, and 2002 were 13,296, 14,336, and 14,073 at weighted average exercise prices of $14.18, $12.51, and $12.14, respectively.

The following table summarizes information concerning currently outstanding and exercisable options:

Options Outstanding				Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 5.16 - $ 12.13	2,706,000	4.5	$ 11.48	2,706,000	$ 11.48
$ 12.72 - $ 17.13	9,073,000	4.0	$ 13.70	8,469,000	$ 13.49
$ 18.56 - $ 22.77	6,470,000	8.0	$ 20.69	2,121,000	$ 20.36

At September 30, 2004, there were approximately 9.2 million shares of common stock reserved for future issuance under the plans. In addition, the Company has granted options for shares of its common stock to seven non-employee directors. At September 30, 2004, there were approximately 130,000 options outstanding at exercise prices ranging from $12.33 to $21.63 per share, expiring in 2008 through 2014.

The Company also has a Stock Incentive Plan for corporate officers and management staff. This plan provides for the awarding of additional compensation to key personnel in the form of Company common stock. Under this plan, stock will be issued to the grantee four years after the date of grant, provided the individual is still an employee of the Company. At September 30, 2004, there were approximately 608,000 shares reserved under the plan, for which the Company has recorded $3.3 million, $2.9 million and $2.9 million of compensation expense for the years ended September 30, 2004, 2003 and 2002, respectively.

In September 2001, the Board of Directors approved a stock repurchase program to repurchase up to 5,000,000 shares of the Company's common stock. On January 29, 2002, the Company announced that it had completed the stock repurchase program by purchasing a total of 5,000,000 shares of its common stock at an average purchase price of $19.29 per share.

In February 2002, the Board of Directors approved a stock repurchase program to repurchase up to 5,000,000 shares of the Company's common stock. On August 8, 2002, the Company announced that it had completed the stock repurchase program by purchasing a total of 5,000,000 shares of its common stock at an average purchase price of $18.54 per share.

At September 30, 2004 and 2003, there were approximately 10.6 million shares of common stock reserved for future issuance upon the conversion of the Company's 2022 Notes. At September 30, 2004 and 2003, there were approximately 21.0 million shares of common stock reserved for future issuance upon the conversion of the Company's 2023 Notes.

9. Restricted funds

The estimated fair value based on quoted market prices of restricted funds at September 30, 2004 is as follows (table in thousands):

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Debt securities	$69,794	$ 403	$ (12)	$70,185
Equity securities	3,000	62	—	3,062
Total	$72,794	$ 465	$ (12)	$73,247

Proceeds from the sale of securities for the year ended September 30, 2004 were $17,000. Gross gains of $34,000 were realized on those sales.

10. Professional liability risks

Through September 30, 2002, the Company was insured for professional liability risks under a "claims-made" basis policy, whereby each claim was covered up to $1.0 million per occurrence, subject to a $100,000 deductible (with an annual deductible cap of $6.1 million). Liabilities in excess of these amounts were covered through a combination of limits provided by commercial insurance companies and a self-insurance program.

Accruals for self-insured professional liability risks are determined using asserted and unasserted claims identified by our incident reporting system and actuarially-determined estimates based both on industry and the Company's own historical loss payment patterns and have been discounted to their present value using

10. Professional liability risks, continued

a discount rate of 4.5%. Although the ultimate settlement of these accruals may vary from these estimates, the Company believes that the amounts provided in the consolidated financial statements are adequate. If actual payments of claims exceed the Company's projected estimates of claims, the insurance accruals could be materially adversely affected. Reserves for professional liability risks were $86.3 million and $52.8 million at September 30, 2004 and 2003, respectively.

Effective October 1, 2002, in response to difficulty in obtaining primary insurance from commercial companies at reasonable rates, the Company formed a wholly-owned insurance subsidiary in order to self-insure a greater portion of its primary professional and general liability risk. The captive subsidiary insures risk up to $1.0 million per claim and $3.0 million ($6.0 million effective October 1, 2004) in the aggregate per hospital and substantially all of the Company's approximately 200 employed physicians, and further acts as an excess insurer for all hospitals in combination with three commercial insurance companies. If actual payments of claims exceed projected estimates of claims, the Company's insurance accruals for the insurance subsidiary could be materially adversely affected.

11. Insurance claims

During the fourth quarter ended September 30, 2004, four hurricanes and one tropical storm made landfall in Florida, where the Company owns and operates 14 hospitals. Hurricane damage and disruption to Company hospitals located in the affected areas, as well as to employees' homes, local businesses and physicians' offices, was extensive. One Company hospital in South Carolina also suffered hurricane-related damage.

The Company and its hospitals are insured for property damage and business interruption. The Company has initiated the insurance claims process, and is working closely with its insurers in order to resolve and settle all hurricane-related claims. Management expects that the Company will recover the amounts claimed and to be claimed, including claims for property damage and business interruption losses, subject to policy deductibles. However, the insurance settlement process is complex and the actual results of that process could differ from the Company's estimates.

The uninsured impact from these storms for the year ended September 30, 2004 amounted to approximately $9.5 million in lower net income for the fourth quarter and year ended September 30, 2004. That amount represented lost revenues and uninsured costs, including insurance deductibles, net of income taxes.

12. Commitments and contingencies

A number of hospital renovation and/or expansion projects were underway at September 30, 2004. None of these projects are individually significant nor do they represent a significant commitment in total at September 30, 2004. In addition, the Company plans to replace two of its existing hospitals (Brooksville, Florida and Carlisle, Pennsylvania) and build one new hospital (Naples, Florida) over the next three years. As of September 30, 2004, the remaining construction cost of these three hospitals is expected to be approximately $133.9 million. Regulatory approval, subject to appeal, to begin construction on all these hospitals has been granted. The Company is also obligated to construct a new facility at its Monroe, Georgia location within the next four years. The cost for this hospital has not yet been determined.

On September 3, 2004 a lawsuit, *Olga S. Estrada v. Health Management Associates, Inc.*, was filed against the Company in the Court of Common Pleas in Cherokee County, South Carolina, which lawsuit challenges the prices the Company charges insured and uninsured patients. The case was subsequently transferred to the United States District Court for the District of South Carolina, Spartanburg Division. The plaintiff in the lawsuit seeks damages and injunctive relief on behalf of a purported class of patients treated in the Company's South Carolina facilities.

On August 5, 2004 a lawsuit, *Jose Manuel Quintana v. Health Management Associates, Inc.*, was filed against the Company in the Circuit Court for the 11th Judicial Circuit in Miami-Dade County, Florida, which lawsuit alleges that the Company violated the State of Florida's unfair trade practices laws by charging uninsured patients more than insured patients. The plaintiff in the lawsuit seeks damages and injunctive relief on behalf of a purported class of patients treated in the Company's facilities.

Both of these lawsuits are similar to lawsuits filed against many other hospital systems throughout the country in respect to hospital charges billed to uninsured patients. The Company believes that our billing and collection practices are appropriate, reasonable and in compliance with all applicable laws, rules and regulations and the Company intends to vigorously defend against the allegations contained in these lawsuits. At this time, it is not possible to estimate the ultimate loss, if any, related to these lawsuits and therefore no accrual for loss has been recorded at September 30, 2004.

13. Subsequent events

Effective October 1, 2004, the Company acquired Chester County Hospital, a 82-bed hospital located in Chester, South Carolina. The future operations of Chester County Hospital are not expected to materially affect the Company's results of operations.

On October 7, 2004, the Company signed an agreement with LifePoint Hospitals, Inc. pursuant to which the Company will acquire from LifePoint Hospitals, Inc. substantially all of the assets of the 56-bed Bartow Memorial Hospital, in exchange for substantially all of the assets of the Company's 76-bed Williamson Memorial Hospital. This transaction is not expected to materially affect the Company's results of operations.

On November 24, 2004, the Company completed a consent solicitation that amended the indenture governing the 2023 Notes to eliminate a provision in the indenture that prohibited the Company from paying cash upon conversion of the Notes if an event of default as defined in the indenture exists at the time of conversion.

On November 30, 2004, the Company further amended the indenture governing the 2023 Notes to provide that in lieu of providing shares of common stock upon a conversion event, the Company will satisfy any conversion up to its par value of the 2023 Notes by making a cash payment.

The Company presently is in the process of offering the holders of its outstanding 2022 Notes the ability to exchange all or a portion of their Notes for an equal amount of a new issuance of Zero-Coupon Convertible Senior Subordinated Notes due 2022, or New 2022 Notes. The terms of the New 2022 Notes will be substantially similar to the terms of the existing 2022 Notes, except that: (i) upon conversion, the Company will pay holders cash equal to the accreted value of the New 2022 Notes being converted and the remainder in cash or shares of common stock, at the Company's option; (ii) holders may require the Company to repurchase their New 2022 Notes on January 28, 2006, (iii) the New 2022 Notes will contain additional anti-dilution protection for cash dividends until January 28, 2007, (iv) the New 2022 Notes will require the Company to pay only cash (in lieu of cash, shares of common stock or a combination of cash and shares of common stock) when New 2022 Notes are repurchased at the option of the holders, whether on a specified purchase date or upon the occurrence of a fundamental change, and (v) contingent interest payable will equal to 0.125% of the average price of the New 2022 Notes during the relevant specified period. The exchange offer expires on December 28, 2004, unless extended at the Company's option. Those 2022 Notes which are not exchanged will be considered dilutive, and based on current and proposed accounting pronouncements, the Company believes that the New 2022 Notes generally will not be considered dilutive.

14. Quarterly data (unaudited)

Years ended September 30, 2004 and 2003 (in thousands, except per share data):

	Quarter				Year Ended
	First	Second	Third	Fourth	Sept. 30
2004					
Net patient service revenue	$ 756,553	$ 833,907	$ 817,341	$ 798,084	$ 3,205,885
Income before income taxes	$ 115,549	$ 146,866	$ 144,174	$ 119,891	$ 526,480
Net income	$ 71,311	$ 90,475	$ 89,283	$ 74,030	$ 325,099
Net income per share:					
Basic	$ .30	$ .37	$ .37	$ .30	$ 1.34
Diluted	$ .29	$ .37	$ .36	$ .30	$ 1.32
Weighted average number of shares:					
Basic	241,322	242,901	243,175	243,432	242,725
Diluted	246,153	247,163	247,136	246,695	246,826
2003					
Net patient service revenue	$ 609,419	$ 646,472	$ 647,127	$ 657,558	$ 2,560,576
Income before income taxes	$ 97,784	$ 127,989	$ 124,482	$ 108,481	$ 458,736
Net income	$ 59,656	$ 78,065	$ 75,921	$ 69,782	$ 283,424
Net income per share:					
Basic	$ .25	$ .33	$ .32	$ .29	$ 1.19
Diluted	$ .24	$ .31	$ .30	$ .28	$ 1.13
Weighted average number of shares:					
Basic	238,589	238,673	239,108	239,965	239,086
Diluted	257,255	256,993	257,379	251,863	255,884

Corporate Headquarters
5811 Pelican Bay Boulevard, Suite 500
Naples, Florida 34108-2710
(239) 598-3131

Internet Address
www.hma-corp.com

Annual Report to the SEC
The Company's annual report, filed with the Securities and Exchange Commission (SEC) on Form 10-K, and other filings with the SEC, may be obtained by writing to the Company at its address listed above. Additional information filed by the Company with the SEC is available by accessing the Company's website at www.hma-corp.com.

Annual Meeting
Shareholders are cordially invited to attend the Annual Meeting of Shareholders, which will be held at 1:30 p.m. on February 15, 2005, at The Ritz-Carlton Golf Resort, 2600 Tiburon Drive, Naples, Florida, 34109.

Management urges all shareholders to vote their proxies and thus participate in the decisions that will be made at this meeting.

Transfer Agent
Wachovia Bank, N.A.
1525 West W. T. Harris Boulevard
Mail Code 3C3NC1153
Charlotte, North Carolina 28262
(800) 829-8432

For change of name, address, or to replace lost stock certificates, write or call the Transfer Agent's Securities Transfer Division.

Securities Analyst Contact
John C. Merriwether
Vice President of Financial Relations
(239) 598-3104

NYSE Symbol
HMA

Independent Registered Public Accounting Firm
Ernst & Young LLP
Tampa, Florida

Common Stock Price Range and Dividend Information
At September 30, 2004, there were 243,481,221 shares outstanding and approximately 1,400 shareholders of record.

The range of high and low prices for the past eight quarters ended September 30, 2004, is shown below.

Fiscal Year Ended September 30	Price Range 2004	2003
1st Quarter	$26.45 - $20.92	$22.70 - $16.50
2nd Quarter	$25.55 - $20.82	$19.41 - $15.89
3rd Quarter	$23.79 - $21.13	$20.10 - $16.51
4th Quarter	$22.50 - $18.85	$22.89 - $17.39

Analyst Coverage
Avondale Partners
Banc of America Securities
Bear Stearns
CIBC World Markets
Credit Suisse/First Boston
Dowling & Partners
Goldman, Sachs & Co.
J.P. Morgan Securities
Jefferies & Company
Lehman Brothers
Merrill Lynch & Co.
Morgan Stanley
Piper Jaffray
Raymond James
SG Cowen Securities Corporation
Smith Barney
Thomas Weisel Partners
UBS
Wachovia Securities

Board of Directors

William J. Schoen,
Chairman
Health Management Associates, Inc.

Joseph V. Vumbacco,
President and Chief Executive Officer
Health Management Associates, Inc.

Kent P. Dauten,
President, Keystone Capital, Inc.

Donald E. Kiernan,
Senior Executive Vice President and CFO
SBC Communications, Inc. (retired)

Robert A. Knox,
Senior Managing Director
Cornerstone Equity Investors, L.L.C.

William E. Mayberry, M.D.,
Emeritus President and Chief Executive Officer
of Mayo Foundation

William C. Steere, Jr.,
Chairman of the Board Emeritus
Pfizer Inc.

Randolph W. Westerfield, Ph.D.,
Dean Emeritus and the Charles B. Thornton
Professor of Finance, Marshall School of Business
University of Southern California

Corporate Officers

Joseph V. Vumbacco,
President and Chief Executive Officer

Robert E. Farnham,
Senior Vice President–Finance and
Chief Financial Officer

Timothy R. Parry, Senior Vice President,
General Counsel and Corporate Secretary

Peter M. Lawson, Executive Vice President

Jon P. Vollmer, Executive Vice President

Senior Vice Presidents

Gary C. Bell
Frederick L. Drow
James L. Jordan
Kenneth M. Koopman
Stanley D. McLemore
Stephen L. Midkiff
Johnny A. Owenby

Vice Presidents

James A. Barber
David L. Beardsley
C. Scott Campbell
J. Michael Mastej
Daniel W. McAdams, Jr.
John C. Merriwether
Joshua S. Putter *
Larry A. Smith
Paul P. Smith, Jr. *
Page H. Vaughan
Thomas M. Wiman

* Effective October 1, 2004



Corporate Officers (left to right): Jon P. Vollmer, Joseph V. Vumbacco, Peter M. Lawson, Robert E. Farnham and Timothy R. Parry



Health Management Associates, Inc.
5811 Pelican Bay Boulevard, Suite 500
Naples, Florida 34108-2710
Tel. 239/598-3131

www.hma-corp.com